Announcement









                  Company Oxford Glycosciences PLC
                  TIDM OGS
                  Headline Holding(s) in Company
                  Released 10:38 26 Mar 2003
                  Number 2161J






SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Oxford GlycoSciences Plc

2) Name of shareholder having a major interest

Celltech Group Plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Holding as in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As in 2 above

5) Number of shares/amount of stock acquired

5,892,971

6) Percentage of issued class

10.52%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary 5p shares

10) Date of transaction

21 March 2003

11) Date company informed

25 March 2003

12) Total holding following this notification

5,892,971

13) Total percentage holding of issued class following this notification

10.52%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

Pam Rixon 01235 208022

16) Name of authorised company official responsible for making this notification

John Ilett - Company Secretary

Date of notification 26 March 2003

END


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